**Primary Business Name: BIDS TRADING L.P.**                **BD Number: 141296**

**BD - AMENDMENT**

**01/12/2022**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| ⦿ Yes  ○ No |

| Ownership Codes: | NA - less than 5% | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|
| | A  - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| BIDS HOLDINGS GP LLC | DE | GENERAL PARTNER | 06/2006 | NA | Y | N | 20-5087280 |
| BIDS HOLDINGS L.P. | DE | SOLE LIMITED PARTNER | 06/2006 | E | Y | N | 20-5087370 |
| LAZO, THEODORE RICHARD | I | CHIEF LEGAL OFFICER | 01/2020 | NA | N | N | 7215911 |
| LEE, JAMES A | I | ACTING PRESIDENT AND PRODUCT MANAGER/COO | 10/2021 | NA | Y | N | 5185439 |
| SMITH, BRIAN | I | CHIEF COMPLIANCE OFFICER | 11/2021 | NA | N | N | 2866603 |
| TEUFEL, FREDERICK CHARLES JR | I | PRINCIPAL FINANCIAL OFFICER | 06/2021 | NA | N | N | 2092408 |